UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission --”CNV”), dated August 4, 2016

Buenos Aires, August 4, 2016

Messrs.

Comisión Nacional de Valores

Re.: Resolutions of the General

Arbitration Tribunal of the Buenos Aires
Stock Exchange

Dear Sirs,

I am writing this letter in my capacity as Officer in Charge of Market Relations of Nortel Inversora S.A. (the “Company”) following our communication dated July 25, 2016, to inform you that the General Arbitration Tribunal of the Buenos Aires Stock Exchange, in relation to the actions filed as “Braslyn Ltd. and Other v. Nortel Inversora S.A. related to Declaratory Action -File No. 1106/16- and “Braslyn Ltd. and Other v. Nortel Inversora S.A. related to Nullity of a Shareholders’ Meeting –File No. 1107/16–, has resolved to sustain the plaintiffs’ acceptance of the defenses raised by the Company, as well as the dismissal of action and the waiver of right in the actions filed by Mr. Martín Fernandez Dussaut and Mr. Damián Burgio on their own behalf and on behalf of Braslyn Ltd. and Shelton Ventures Inc. Consequently, the aforementioned disputes were terminated.

Additionally, in relation to the abovementioned, the General Arbitration Tribunal of the Buenos Aires Stock Exchange has resolved to terminate the provisional remedy pursuant to which the application of item five of the Agenda of the Ordinary and Extraordinary General Shareholders’ Meeting, held on April 8, 2016, was provisionally suspended (“Braslyn Ltd. and Other v. Nortel Inversora S.A. related to Nullity of Shareholders’ Meeting – Provisional Remedy” –File No. 1107/16).

Yours sincerely,

_____________________________

María de los Ángeles Blanco Salgado

Officer in Charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 5, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations